Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2023

May 16, 2023

Hamilton, Bermuda, May 16, 2023 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended March 31, 2023.

Highlights

▪
Net loss of $8.8 million and loss per share of $0.04 (basic) for the first quarter of 2023, including vessel impairment loss of $11.8 million relating to the sale of two older vessels. This compares with a net income of $68.2 million and earnings per share of $0.34 (basic) for the fourth quarter of 2022.

▪	Adjusted EBITDA[1] of $54.7 million for the first quarter of 2023, compared with $112.4 million for the fourth quarter of 2022.
▪
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $13,620 per day and $16,630 per day, respectively, and $14,929 per day for the entire fleet in the first quarter of 2023, or approximately $5,000 per day per vessel above the benchmark indices.

▪
In February 2023, entered into an agreement to acquire six modern Newcastlemax vessels, three of which have been delivered as of the date of this report. In March 2023, entered into a $233.0 million two-year credit facility to partially finance the acquisition.

▪	Entered into an agreement to sell two older Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million.
▪	Entered into a $80.0 million facility agreement to partially finance four Kamsarmax newbuildings being delivered during the second quarter of 2023.
▪	Took delivery of the first of ten Kamsarmax newbuildings under construction.
▪
Published our fifth consecutive annual Environmental, Social and Governance (ESG) report. We measured a 9.1% drop in CO2 emissions since 2019, a big step towards our goals of reaching 15% by 2026 and 30% by 2030.

▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$20,010 per day for 74% of Capesize available days and $14,600 per day for 76% of Panamax available days for the second quarter of 2023.
•	$22,300 per day for 26% of Capesize days and $19,600 per day for 38% of Panamax days for the third quarter of 2023.
▪
Announced a cash dividend of $0.10 per share for the first quarter of 2023, which is payable on or about June 6, 2023 to shareholders of record on May 26, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about June 8, 2023.

Ulrik Andersen, Chief Executive Officer, commented:

“Following a period of seasonal weakness in the first quarter, freight rates have rebounded, and the outlook for the rest of the year is positive, driven by the gradual recovery of the Chinese economy.

We took advantage of a temporary softening in asset prices in the first quarter to acquire six modern and high-efficient vessels. Upon completion, Golden Ocean will have acquired 34 vessels in two years, bringing down the average age of the fleet to just 6.5 years and cementing our market-leading position in the large-sized segment bulkers.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	2

Over the next two years, demand is forecast to increase as fleet supply growth reaches historic lows. This dynamic will support high fleet utilization, which has historically led to strong freight rates.

The Company has a proven track record of generating healthy cash flows due to our industry-leading cash breakeven levels and the fuel efficiency of our fleet. This provides a unique level of downside protection in periods of market weakness. Equally important, it supports our mission to deliver value to our shareholders through consistent dividends in the strong markets we expect in the coming years.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

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Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 96 vessels, including nine newbuildings, with an aggregate capacity of approximately 14.0 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	78 vessels owned by the Company (51 Capesize and 27 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Nine 85,000 dwt Kamsarmax vessels on order.

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291 million. The transaction is expected to close by June 2023. The newly-acquired vessels have an average age of approximately 2.5 years and will be chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of the date of this report three out of six vessels were delivered to the Company.

As of the date of this report, the Company has nine vessels under construction and $214.0 million of outstanding contractual commitments of due by the fourth quarter of 2024. One out of ten Kamsarmax newbuildings under construction have been delivered after March 31, 2023.

Six drydocks are planned in the second quarter of 2023 of which three have been completed as of the date of this report.

The Company’s estimated TCE rates for the second quarter of 2023 are $20,010 per day for 74% of available days for Capesize vessels and $14,600 per day for 76% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the second quarter of 2023. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has secured 26% of total days at an average rate of $22,300 per day for Capesize vessels and 38% of total days for Panamax vessels at an average rate of $19,600 per day in the third quarter of 2023.

Corporate Development

During the first quarter of 2023, the Company acquired 62,085 shares in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange and the Nasdaq Global Select Market at an aggregate purchase price of $0.5 million. As of the date of this report, the Company has repurchased a total of 462,085 shares under its share buy-back program.

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In February 2023, the Company signed agreements to acquire six scrubber-fitted Newcastlemax vessels from an unrelated third party for a total consideration of $291.0 million. The transaction is expected to be closed by June 2023. The vessels have an average age of around 2.5 years and will be chartered back to the seller for a period of approximately 36 months at an average fixed net TCE rate of $21,000 per day. In March 2023, the Company entered into a $233.0 million two-year credit facility to partially finance the transaction. During the first quarter of 2023 the Company drew down $80 million on this facility for the vessels delivered in the quarter.

On April 21, 2023, the Company signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings to be delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum.

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels are expected to be delivered to their new owners in the second quarter of 2023, resulting in total estimated cash proceeds net of commissions of $43.6 million. The proceeds will be used to repay debt relating to the $233.0 million facility referenced above.

In the first quarter of 2023, the Company recorded an impairment loss of $11.8 million in connection with the sale.

The Company announced today a cash dividend of $0.10 per share for the first quarter of 2023, which is payable on or about June 6, 2023, to shareholders of record on May 26, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 8, 2023.

First Quarter 2023 Results

First quarter 2023 Income Statements

The Company reported a net loss of $8.8 million and basic loss per share of $0.04 for the first quarter of 2023, compared to net income of $68.2 million and basic earnings per share of $0.34 for the fourth quarter of 2022.

Adjusted EBITDA was $54.7 million for the first quarter of 2023, a decrease of $57.7 million from $112.4 million for the fourth quarter of 2022.

Operating revenues were $196.5 million in the first quarter of 2023, a decrease of $53.1 million from $249.6 million in the fourth quarter of 2022, primarily due to a decline in realized TCE rates in the first quarter of 2023. The Company achieved an average TCE rate for the fleet of $14,929 per day in the first quarter of 2023 compared to that of $20,421 per day in the fourth quarter of 2022.

Three vessels were in drydock during the first quarter of 2023 compared to two vessels in drydock during the fourth quarter of 2022, resulting in an increase in off-hire days from 120 days in the fourth quarter of 2022 to 146 days in the first quarter of 2023. Voyage expenses decreased by $5.0 million to $64.2 million from the fourth quarter of 2022 as a result of a decrease in bunker costs.

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Gain from sale of vessels of $2.6 million was recorded in the first quarter of 2023 compared to $2.8 million in the fourth quarter of 2022, related to the sale of Golden Strength and Golden Ice, respectively.

Ship operating expenses amounted to $61.6 million in the first quarter of 2023 compared with $58.1 million in the fourth quarter of 2022. In the first quarter of 2023, ship operating expenses included mainly $45.1 million in running and other various expenses (compared to $46.2 million of running expenses in the fourth quarter of 2022) and $6.7 million in drydocking expenses ($3.4 million in the fourth quarter of 2022), $1.6 million in various energy saving initiatives and digitalization expenses (compared with $2.8 million in the fourth quarter of 2022) and $8.2 million in estimated ship operating expenses on time charter-in contracts (compared with $5.7 million in the fourth quarter of 2022). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance.

Charter hire expenses were $16.8 million in the first quarter of 2023 compared with $12.5 million in the fourth quarter of 2022. The increase in charter hire expenses was mainly the result of increased chartered-in days in during the quarter.

Administrative expenses were $4.2 million in the first quarter of 2023, compared with $5.0 million in the fourth quarter of 2022, the decrease primarily relates to a decrease in personnel expenses.

Impairment loss on vessels amounted to $11.8 million in the first quarter 2023 and related to the sale of two older vessels, Golden Feng and Golden Shui. No impairment loss on vessels was recorded in the fourth quarter of 2022.

Depreciation was $31.5 million in the first quarter of 2023, a decrease of $0.9 million compared to $32.4 million in the fourth quarter of 2022, mainly related to fewer calendar days in the quarter.

Net interest expense was $20.5 million in the first quarter of 2023, increase from $17.6 million in the fourth quarter of 2022, mainly due to an increase in average LIBOR and SOFR rates.

In the first quarter of 2023, the Company recorded a $2.1 million net loss on derivatives, mainly relating to a $3.2 million loss on USD interest rate swaps, offset by a $1.1 million gain on forward freight derivatives.

The Company recorded a gain from associated companies of $4.9 million in the first quarter of 2023, mainly related to a gain of $1.7 million from its investment in SwissMarine Pte. Ltd. (‘’SwissMarine’’) and a $3.2 million gain from its investment in United Freight Carriers LLC (‘’UFC’’) and TFG Marine Ltd (‘’TFG’’).

First quarter 2023 Cash Flow Statements and Balance Sheet as of March 31, 2023

As of March 31, 2023, the Company had cash and cash equivalents of $123.2 million, including restricted cash balances of $4.8 million. This represented a decrease of $14.8 million compared with the quarter ended December 31, 2022. During this period, cash provided by operating activities amounted to $76.5 million, which included a positive working capital change of $26.6 million and dividends of $15.3 million received from associated companies.

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For the three months ended March 31, 2023, total net cash used in investing activities was $123.3 million and included proceeds received from the sale of Golden Strength of $15.3 million and repayment of a shareholder loan by TFG of $0.9 million. This was offset by payments totaling $100.0 million for two scrubber fitted Newcastlemax vessels acquired and delivered in the first quarter of 2023. In addition, in the first quarter of 2023, the Company paid a 10% deposit totaling $19.1 million for the remaining four acquired Newcastlemax vessels. Further, during the period, the Company paid $15.7 million in installments relating to ten Kamsarmax newbuilding contracts. Other investing cash outflows of approximately $4.8 million mainly related to payments for the installation of ballast water treatment systems and scrubbers on the existing fleet.

Net cash provided by financing activities was $32.0 million in the first quarter of 2023. This included the full draw down on the new $250.0 million credit facility entered in January, which refinanced $230.4 million outstanding debt under three credit facilities. Further, during the period, we made a partial $80.0 million drawdown on the new $233.0 million facility entered into to finance acquisitions of six Newcastlemax vessels. This was offset by $17.0 million in scheduled debt repayment, $3.6 million in debt fees paid, $40.1 million in dividend payments, and $6.3 million in repayment of finance leases.

As of March 31, 2023, the book value of long-term debt was $1,201.7 million, including the current portion of long-term debt of $97.4 million. The book value of finance lease obligations was $101.4 million, including the current portion of finance lease obligations of $18.7 million.

The Dry Bulk Market

Dry bulk rates declined at the start of the first quarter of 2023, a continuation of a seasonal trend that began towards the end of the fourth quarter of 2022. Normal weaker seasonal demand, particularly for construction-related materials in the northern hemisphere, resulted in reduced commodity flows early in the year. This, in turn, further impacted port congestion, which fell below the five-year average in January, for the first time since early 2019. Over the course of the quarter, rates gradually increased on the back of positive sentiment regarding the easing of China’s “Zero-Covid” policy. Consistent with past quarters, modern, fuel-efficient vessels continued to earn a significant premium compared to older vessels. Additionally, sailing speeds remained at low levels as owners adjusted to market conditions.

In the first quarter of 2023, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 85.3%, unchanged from the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,200 mt in the first quarter of 2023, representing a 2.0% increase from 1,177 mt in the fourth quarter of 2022 and a 6.8% increase from 1,124 mt in the first quarter of 2022. Despite the increase in demand, port congestion has decreased significantly since the first quarter of 2022, when fleet utilization was 90.3%.

Global steel production rebounded in the first quarter of 2023 despite persistent inflation and increases in interest rates. Chinese steel production, which represented 55% of global steel production in 2022, increased by 9.4% in the first quarter of 2023 compared to the first quarter of 2022 as the easing of pandemic-related restrictions led to an increase in industrial activity. Chinese iron ore imports also increased by 3.1% in the first

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quarter of 2023 compared to the prior quarter and by 9.1% compared to the first quarter of 2022. There is an expectation that the impact of the reopening of the Chinese economy and the impact of stimulus will lead to gradually increasing demand over the course of the year. Indian steel production growth remained steady, with production increasing by 3.0% in the first quarter of 2023 compared to the first quarter of 2022, as the Indian government targets to double steel production capacity by 2030.

Global coal imports increased by 2.2% in the first quarter of 2023 compared to the fourth quarter of 2022 and by 9.1% compared to the first quarter of 2022. European coal imports increased by 30.4% compared to the first quarter of 2022 as the war in Ukraine continues. Thermal coal volumes increased by 2.5% and 24.0% in the first quarter of 2023 compared to the fourth and first quarters of 2022, respectively, highlighting a shift in trade flows that is likely to persist for a number of years. Additionally, Chinese coal imports increased by 12.7% compared to the fourth quarter of 2022 as coastal power plants continued to build inventories. According to Maritime Analytics, thermal coal tonne-mile demand is forecast to increase at a growth rate of 6.9% and 3.5% in 2023 and 2024, respectively.

Transportation of essential agribulks, which represented 12.7% of total seaborne volumes in the first quarter of 2023, increased by 4.8% compared to the fourth quarter of 2022 and by 5.7% compared to the first quarter of 2022. Maritime Analytics expect global argibulk demand growth to rebound sharply by 6.5% in 2023 and grow a further 5.2% in 2024. Trade of other minor bulks decreased by 0.5% compared to the fourth quarter of 2022 and by 0.4% compared to the first quarter of 2022, despite the disruption of exports of various minor bulks from Ukraine and Russia. The war in Ukraine has also increased sailing distances for both agribulk and minor bulk cargoes.

The global fleet of dry bulk vessels amounted to 980.9 million dwt at the end of the first quarter of 2023, absorbing a net increase of 8.1 million dwt in the quarter, an increase compared to 5.7 million dwt in the fourth quarter of 2022 and 7.8 million dwt in the first quarter of 2022. Port congestion did not impact effective fleet capacity in the first quarter of 2023, as referenced above. Newbuilding ordering decreased sharply as just 0.6 million dwt of vessels ordered, the lowest amount since the third quarter of 2016. The orderbook as a percentage of the global fleet stood at 6.9% at quarter-end, a decrease from 7.7% as of the start of 2023 and an average of 27.6% over the last 20 years. The orderbook is presently at the lowest level in 30 years.

Strategy and Outlook

While macroeconomic conditions and seasonal effects impact the current freight market sentiment, expectations of declining inflation and an improved growth outlook have begun to emerge. Core inflation, which excludes more volatile energy and food prices, may not yet have peaked in many countries, but the pace of inflation growth has begun to decelerate. Additionally, China’s sudden re-opening is expected to lead to a gradual rebound in activity and consumption, which has already begun to unfold. More importantly, supply-side dynamics are as positive as they have been for decades.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 2.8% in 2023 and by 3.0% in 2024. GDP growth of emerging Asian economies to increase from 4.9% in 2022 to 5.3% in 2023 and grow by a further

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5.0% in 2024. Notably, India's GDP is forecast to grow by 5.9% and 6.3% in 2023 and 2024, respectively. Inflation is expected to decrease from 8.7% in 2022 to 7.0% and 4.9% in 2023 and 2024, respectively, according to the IMF. China is targeting growth of 5.0% in 2023, although the target is weighted towards growth in domestic consumption and manufacturing rather than the construction sector. The revised forecasts remain healthy by historical standards at approximately the 20-year average and is expected to support steady baseline dry bulk commodity demand.

Global tonne-mile demand is forecast to increase by 3.8% in 2023 and 2.3% in 2024, according to Maritime Analytics, and fleet utilization is forecast to increase each year and remain at levels that have historical supported strong dry bulk freight rates. This compares favorably to a 0.9% decrease in tonne-mile demand in 2022. Market conditions are expected to gradually improve over the course of 2023 as China’s re-opening takes hold. It is expected that a global rebound will begin to take shape in the second half of 2023 and carry into 2024 and beyond. We are closely monitoring short-term impacts of inflation and interest rate increases on demand.

There is far more certainty with respect to the outlook for fleet supply, which is decidedly positive. An orderbook at a 30-year low as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. After growing by 2.8% in 2022 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 2.8% in 2023 and just 2.3% in 2024, well below organic replacement levels.

In 2022, just 13.9 million dwt of new Capesize and Panamax vessels have been ordered, representing less than 2.3% of the global fleet as of the start of the year. In the first quarter of 2023, a total of two Capesize vessels and 10 Panamax vessels were ordered. Newbuilding prices remain elevated due to commodity price inflation and scarcity of capacity at shipyards to accommodate orders with deliveries before 2026. Further, uncertainty around propulsion technology, rising interest rates and limited availability of competitive financing are factors that are expected to inhibit ordering.

Despite near-term market uncertainty, Golden Ocean is well-positioned to execute its long-term strategy and continue to generate substantial cash flows due to its industry-leading cash breakeven levels and fleet efficiency and its active approach to chartering its fleet. The Company continues to divest older tonnage as we are approaching the deliveries under the newbuilding program. As the largest listed owner of large-size dry bulk vessels, with an average age of approximately 6.5 years including newbuilding vessels, the Company enjoys significant competitive advantages. Additionally, 46% of the Company's vessels, inclusive of newbuildings and recently-acquired vessels, will be equipped with scrubbers, furthering Golden Ocean’s leading market position.

The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intends to distribute a significant portion of its earnings. In the meantime, the Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and expects the market environment to remain volatile before recovering as we move into the second half of the year and further strengthening in 2024 as demand continues to recover and fleet growth slows.

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The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 16, 2023

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking

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statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; delays or defaults in the construction of our newbuildings that could increase our expenses and diminish our net income and cash flows; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; central bank policies intended to combat overall inflation and the rising interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, climate-related (acute and chronic), damage to storage or receiving facilities, political instability, terrorist attacks, piracy. international sanctions or international hostilities, including the ongoing aggression between Russia and Ukraine; the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2022.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

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INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2023

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended March 31, 2023	Three months ended December 31, 2022	Three months ended March 31, 2022
Operating revenues
Time charter revenues	75,341	122,779	161,848
Voyage charter revenues	120,085	126,626	103,173
Other revenues	1,091	153	163
Total operating revenues	196,517	249,558	265,184

Gain from disposal of vessels	2,583	2,812	—
Other operating income (expenses)	—	—	(413)

Operating expenses
Voyage expenses and commissions	64,231	69,189	56,273
Ship operating expenses	61,630	58,100	58,165
Charter hire expenses	16,782	12,544	10,303
Administrative expenses	4,162	4,965	5,127
Impairment loss on vessels	11,780	—	—
Depreciation	31,497	32,394	32,434
Total operating expenses	190,082	177,192	162,302

Net operating income	9,018	75,178	102,469

Other income (expenses)
Interest income	1,515	1,326	54
Interest expense	(22,013)	(18,963)	(10,041)
Gain/(loss) on derivatives	(2,083)	2,699	18,750
Equity results of associated companies	4,941	7,773	14,454
Other financial items	(170)	474	(328)
Net other (expenses) income	(17,810)	(6,691)	22,889
Net income (loss) before income taxes	(8,792)	68,487	125,358
Income tax expense	30	279	35
Net income (loss)	(8,822)	68,208	125,323

Per share information:
Earnings (loss) per share: basic	$(0.04)	$0.34	$0.63
Earnings (loss) per share: diluted	$(0.04)	$0.34	$0.62

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of March 31, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	118,422	134,784
Restricted cash	4,818	3,289
Other current assets	156,498	161,074
Total current assets	279,738	299,147
Vessels and equipment, net	2,693,358	2,665,785
Vessels held for sale	43,560	12,542
Newbuildings	111,096	91,898
Finance leases, right of use assets, net	79,904	83,589
Operating leases, right of use assets, net	14,324	15,646
Other long term assets	92,561	88,684
Total assets	3,314,541	3,257,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	97,402	92,865
Current portion of finance lease obligations	18,720	18,387
Current portion of operating lease obligations	5,646	5,546
Other current liabilities	123,067	94,830
Total current liabilities	244,835	211,628
Long-term debt	1,104,316	1,027,991
Non-current portion of finance lease obligations	82,681	87,588
Non-current portion of operating lease obligations	11,576	13,051
Other long-term liabilities	3,389	—
Total liabilities	1,446,797	1,340,258
Equity	1,867,744	1,917,033
Total liabilities and equity	3,314,541	3,257,291

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	14

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended March 31, 2023	Three months ended December 31, 2022	Three months ended March 31, 2022
Net income (loss)	(8,822)	68,208	125,323
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Gain from disposal of vessels	(2,583)	(2,812)	—
Depreciation	31,497	32,394	32,434
Impairment loss on vessels	11,780	—	—
Dividends from associated companies	15,268	2,150	6,552
Equity results from associated companies	(4,941)	(7,773)	(14,454)
Mark to market value on derivatives	5,773	(50)	(18,930)
Other, net	1,904	(3,633)	(1,032)
Change in operating assets and liabilities	26,643	37,121	(6,269)
Net cash provided by operating activities	76,519	125,605	123,624
Investing activities
Additions to vessels and right of use assets	(123,864)	(1,486)	(1,394)
Additions to newbuildings	(15,711)	(18,386)	—
Repayments of loans receivable from related parties	925	—	5,350
Proceeds from sale of vessels	15,313	14,333	—
Other investing activities, net	2	2	2
Net cash provided by (used in) investing activities	(123,335)	(5,537)	3,958
Financing activities
Repayment of long-term debt	(247,545)	(34,583)	(33,230)
Proceeds from long-term debt	330,000	—	—
Debt fees paid	(3,592)	—	—
Dividends paid	(40,085)	(70,310)	(180,392)
Share repurchases	(509)	(3,273)	—
Repayment of finance leases	(6,286)	(6,084)	(8,256)
Net cash provided by (used in) financing activities	31,983	(114,250)	(221,878)
Net change	(14,833)	5,818	(94,296)
Cash, cash equivalents and restricted cash at start of period	138,073	132,255	210,017
Cash, cash equivalents and restricted cash at end of period	123,240	138,073	115,721

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	15

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for share data)	Three months ended March 31, 2023	Three months ended March 31, 2022
Number of shares outstanding
Balance at beginning of period	200,485,621	200,435,621
Repurchase of shares	(62,085)	—
Balance at end of period	200,423,536	200,435,621
Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(5,014)	(4,309)
Repurchase of shares	(509)	—
Balance at end of period	(5,523)	(4,309)
Additional paid in capital
Balance at beginning of period	851	285
Stock option expense	127	148
Balance at end of period	978	433
Contributed capital surplus
Balance at beginning of period	1,582,257	1,762,649
Distributions to shareholders	—	(180,392)
Balance at end of period	1,582,257	1,582,257
Accumulated earnings
Balance at beginning of period	328,878	160,055
Distributions to shareholders	(40,085)	—
Net income (loss)	(8,822)	125,323
Balance at end of period	279,971	285,378
Total equity	1,867,744	1,873,820

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	16

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market ("Nasdaq") with a secondary listing on the Euronext Oslo Stock Exchange (the "OSE").

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2023, are based on the weighted average number of shares outstanding of 200,427,675. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of March 31, 2023, total outstanding share options were 650,000, which for the three months ended March 31, 2023, were dilutive under the treasury stock method by 616,879 shares.

4. Vessels and equipment, net and vessels held for sale

In the first quarter of 2023, the Company recorded a gain of $2.6 million relating to the sale of Golden Strength upon delivery of the vessel in January 2023.

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291 million. The newly

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	17

acquired vessels have an average age of approximately 2.5 years and will be chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of March 31, 2023, two vessels were delivered to the Company, resulting in payment of 100.0 million. In addition, in the first quarter of 2023, the Company paid a 10% deposit totaling $19.1 million for the remaining four acquired Newcastlemax vessels.

The time charter contracts attached to two Newcastlemax vessels delivered in the first quarter of 2023, are valued to net $5.3 million, which was capitalized upon delivery of vessels and recorded as a liability.

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels are planned to be delivered to their new owners in the second quarter of 2023, resulting in estimated cash proceeds net of commissions of $43.6 million. As such, as of March 31, 2023, the vessels have been classified as Vessels held for sale. In the first quarter of 2023, the Company recorded an impairment loss of $11.8 million in connection to the sale.

During the period we have installed two scrubbers on our existing fleet with the total cost of $3.8 million.

5. Newbuildings

As of March 31, 2023, the Company had capitalized costs of $111.1 million relating to construction contracts for ten Kamsarmax newbuildings.

6. Leases

As of March 31, 2023, the Company had seven vessels held under finance lease and two vessels held under operating lease. Eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), out of which seven are classified as finance lease and one as operating lease. For the three months ended March 31, 2023, the Company made a total repayment of $6.3 million to SFL in connection with these leases.

As of March 31, 2023, the Company’s book value of finance lease obligations was $101.4 million, including the current portion of $18.7 million.

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”). In the first quarter of 2023, the Company recognized a loss of $0.2 million based on the decrease of Eneti’s share price. The mark to market loss is reported under other financial items in the Company’s interim condensed consolidated statements of operations.

The Company has an equity investment of 15.92% of the shares in SwissMarine, a dry bulk freight operator, following a dilution from 16.4% in the previous quarter. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $45.3 million as of March 31, 2023.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	18

For the three months ended March 31, 2023, the Company recorded equity in earnings of SwissMarine of $1.7 million. During the first quarter of 2023, the Company received $7.8 million in dividends from SwissMarine, which was recorded as a reduction of investments.

The Company has an equity investment of 10% of the shares in TFG, a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. In February 2023, TFG fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $6.6 million as of March 31, 2023.

The Company has an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the first quarter of 2023, the Company received dividends from UFC totaling $2.6 million, which were recorded as a reduction of investments, and the book value of the investment amounted to $3.2 million as of March 31, 2023.

8. Long-term debt

As of March 31, 2023, the Company’s book value and outstanding principal of long-term debt was $1,201.7 million and $1,214.0 million, respectively. The current portion of long-term debt was $97.4 million.

In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The new financing has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of 6 Newcastlemax vessels. The facility has an interest of SOFR plus a margin of 190 basis points per annum. As of March 31, 2023, the drawn balance on the facility is $80.0 million.

9. Share capital

As of March 31, 2023, the Company had 201,190,621 issued and 200,423,536 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 767,085 shares in treasury.

During the first quarter of 2023, the Company acquired an aggregate of 62,085 shares in open market transactions under its share buy-back program. The shares were acquired at an aggregate purchase price of $0.5 million.

In the first quarter of 2023, the Company paid an aggregate of $40.1 million, or $0.20 per share in dividends to its shareholders related to its fourth quarter of 2022 results.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	19

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the first quarter of 2023.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Equity securities", in February 2023, TFG fully repaid the outstanding loan of $0.9 million.

Pursuant to its agreement with TFG, the Company paid $34.1 million for bunker procurement in 2023. As of March 31, 2023, amounts payable to TFG totaled $8.4 million.

11. Commitment and contingencies

As of March 31, 2023, the Company had ten vessels under construction and outstanding contractual commitments of $241.8 million due by the fourth quarter of 2024. Contractual commitments will be financed through proceeds from sale of vessels, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

As of March 31, 2023, the Company had committed to install scrubbers on three vessels with an estimated remaining financial commitment of $0.9 million, excluding installation costs.

With reference to Note 4, "Vessels and equipment, net and vessels held for sale", as of March 31, 2023, the Company has outstanding contractual commitments of $171.9 million for the four out of six newly acquired Newcastlemax vessels.

With reference to Note 7, "Equity securities", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of March 31, 2023, there is no exposure under this guarantee.

12. Subsequent events

On April 21, 2023, the Company signed an agreement for a $80.0 million facility to part finance the four Kamsarmax newbuildings to be delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum.

Subsequent to the quarter ended March 31, 2023, one out of ten Kamsarmax newbuildings under construction and one of the six newly acquired Newcastlemax vessels were delivered to the Company.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	20

On May 16, 2023, the Company announced a cash dividend of $0.10 per share in respect of the first quarter of 2023, which is payable on or about June 6, 2023, to shareholders of record on May 26, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 8, 2023.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	21

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	22

(in thousands of $)	Three months ended March 31, 2023	Three months ended December 31, 2022	Three months ended March 31, 2022
Net income (loss)	(8,822)	68,208	125,323
Interest income	(1,515)	(1,326)	(54)
Interest expense	22,013	18,963	10,041
Income tax expense	30	279	35
Depreciation	31,497	32,394	32,434
Earnings before Interest Taxes Depreciation and Amortization	43,203	118,518	167,779
Impairment loss on vessels	11,780	—	—
Gain from sale of vessels	(2,583)	(2,812)	—
(Gain)/loss on derivatives	2,083	(2,699)	(18,750)
Other financial items	232	(560)	330
Adjusted Earnings before Interest Taxes Depreciation and Amortization	54,715	112,447	149,359

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	23

(in thousands of $)	Three months ended March 31, 2023	Three months ended December 31, 2022	Three months ended March 31, 2022
Total operating revenues	196,517	249,558	265,184
Add: Other operating income (expenses)	—	—	(413)
Less: Other revenues*	1,091	153	163
Net time and voyage charter revenues	195,426	249,405	264,608
Less: Voyage expenses & commission	64,231	69,189	56,273
Time charter equivalent income	131,195	180,216	208,335

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	24

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2023	Three months ended December 31, 2022	Three months ended March 31, 2022
TCE Income Capesize vessels	67,635	112,109	124,509
TCE Income Panamax vessels and Ultramax vessels	63,560	68,107	83,826
Total Time charter equivalent income	131,195	180,216	208,335
in days
Fleet onhire days Capesize vessels	4,966	5,239	5,025
Fleet onhire days Panamax and Ultramax vessels	3,822	3,586	3,538
Total Fleet onhire days	8,788	8,825	8,563
in $ per day
TCE per day Capesize vessels	13,620	21,399	24,778
TCE per day Panamax and Ultramax vessels	16,630	18,992	23,693
Time charter equivalent rate	14,929	20,421	24,330

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2023	25